UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Brown, David V.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   10/04/04
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security       2)Trans-   2A.           3.Trans-    4.Securities Acquired(A)  5)Amount of    6.Ownership  7)Nature of
                          action     Deemed        action      or Disposed of (D)        Securities     Form:        Indirect
                          Date       Execution     Code                  A               Beneficially   Direct       Beneficial
                          (Month/    Date, if any                        or              Owned at       (D) or       Ownership
                          Day/Year)  Month/                                              Following      Indirect
                                     Date/Year     Code   V    Amount    D    Price      Reported       (I)
                                                                                         Transactions
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   10/03/02                 A(1)        184       A    $13.5550   898,160        D
$0.01 per share

Common Stock, par value                                                                   96,558        I            Daughter
$0.01 per share                                                                                                      Elizabeth

Common Stock, par value                                                                   96,558        I            Daughter Emily
$0.01 per share

Common Stock, par value                                                                  122,001        I            Son Evan
$0.01 per share

Common Stock, par value                                                                  112,629        I            Wife
$0.01 per share

                                                          1


Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative     2)Conversion  3)Trans-   3A.         4)Trans-     5)Number of Deriva-    6)Date Exercisable and
Security                  or Exercise   action     Deemed      action       tive Securities        Expiration Date
                          Price of      Date       Execution   Code         Acquired (A)
                          Derivative    (Month/    Date, if                 or Disposed
                          Security      Day/Year)  any         Code  V      of (D)                 Date Exercisable  Expiration Date
                                                   (Month/
                                                   Day/
                                                   Year)                    A          D
------------------------------------------------------------------------------------------------------------------------------------





Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative     3)Trans- 3A.        7)Title and Amount     8)Price    9)Number of        10)Ownership      11)Nature of
Security                  action   Deemed     of Underlying          of Deri-   Derivative         Form of           Indirect
                          Date     Execution  Securities             vative     Securities         Derivative        Beneficial
                                   Date, if                          Security   Beneficially       Security: or      Ownership
                                   any                                          Owned              Direct (D) or
                                   (Month/    Title    Amount or                Following          Indirect (I)
                                   Day/                Number of                Reported
                                   Year)               Shares                   Transaction
------------------------------------------------------------------------------------------------------------------------------------




Explanation of Responses:

(1) Directors' Quarterly Stock Compensation

- Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: David V. Brown
DATE 10/4/02